Exhibit 23.6

CONSENT OF H.J. GRUY AND ASSOCIATES, INC.

We hereby consent to the use of the name H.J. Gruy and Associates, Inc. and of references to H.J. Gruy and Associates, Inc. and to inclusion of and references to our report, or information contained therein, dated February 25, 2005, prepared for Chesapeake Energy Corporation in the Chesapeake Energy Corporation Annual Report on Form 10-K for the year ended December 31, 2004, to be filed on or about March 7, 2005, and the incorporation by reference into the applicable previous filings with the Securities and Exchange Commission. We are unable to verify the accuracy of the reserves and discounted present worth values contained therein because our estimates of reserves and discounted present worth have been combined with estimates of reserves and present worth prepared by other petroleum consultants.

/s/    H.J. GRUY AND ASSOCIATES, INC.

Houston, Texas

March 4, 2005